

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 22, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
FQF Trust, under the Exchange Act of 1934.

- shares of beneficial interest, no par value, of AGFiQ Global Infrastructure ETF
- shares of beneficial interest, no par value, of AGFiQ Dynamic Hedged U.S. Equity ETF

Sincerely,